(Formerly Hard Creek Nickel Corporation)
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information, prepared as of November 29, 2018, should be read in conjunction with the condensed interim consolidated financial statements of Giga Metals Corporation (the “Company”) for the three and nine months ended September 30, 2018, together with the audited consolidated financial statements of the Company for the year ended December 31, 2017 and the accompanying management’s Discussion and Analysis (the “Annual MD&A”) for that fiscal year. The referenced consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in Canadian dollars unless otherwise stated.

Forward-Looking Statements and Risk Notice

This MD&A is a review of the Company’s operations and financial position as at and for the nine months ended September 30, 2018, and plans for the future based on facts and circumstances as of November 29, 2018. Except for statements of historical fact relating to the Company, including our 100% interest in the Turnagain Property, certain information contained herein constitutes forwarding-looking statements. When we discuss: mine plans; our costs and timing of current and proposed exploration; development; production and marketing; capital expenditures; cash flow; working capital requirements; and the requirement for additional capital; operations; revenue; margins and earnings; future prices of nickel and cobalt; foreign currency exchange rates; future accounting changes; or other things that have not yet happened in this review we are making statements considered to be forward-looking statements under Canadian and United States securities laws. We refer to them in this review as forward-looking information. The forward-looking information in this review typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, believe, may, could, would might and will. We can give no assurance that the forward-looking information will prove to be accurate. It is based on a number of assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s operations, no material adverse change in the market price of commodities and exchange rates and such other assumptions and factors as set out herein. It is also subject to risks associated with our business, including but not limited to risk inherent in the mining and metals business; commodity price fluctuations and hedging; competition for mining properties; sale of products and future market access; mineral reserves and recovery estimates; currency fluctuations; interest rate risk; financing risk; environment risk; legal proceedings; and other risks that are set out in our annual information form and below. If our assumptions prove to be incorrect or risks materialize, our actual results and events may vary materially from what we currently expect as set out in this review. We recommend that you review our annual information form and this Management’s Discussion and Analysis, which include a discussion of material risks that could cause actual results to differ materially from our current expectations. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to be securities laws.

Scientific and technical information disclosed in this document has been reviewed and approved by David Tupper, P. Geo., a Qualified Person consistent with NI 43-101.

Overall Performance

The Company has a 100% interest in the Turnagain Nickel property located in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The 72 claims that comprise the Turnagain property are contiguous, and as of the date of this report, cover an area of approximately 40,016.7 hectares. The 66 claims comprising the core areas of the Turnagain property total 33,961.6 hectares and have had assessment work applied to them to keep them in good standing until at least August 1, 2023. The ongoing maintenance of 6 claims contiguous to the main property that were staked in July 2018 is currently being assessed. Additionally, two isolated non-contiguous claims were staked in June 2018 to the west of the Turnagain property along a potential road corridor. These 8 claims staked in June and July 2018 have expiry dates in 2019.

The Company started its 2018 exploration program in July with the commencement of archaeological and wildlife surveys and the arrival of drill rigs on site. On October 30, 2018, the Company provided an update on the 2018 exploration program.

The company finalized its 2018 field work program on October 18, 2018, having completed a total of 10,835 metres of core drilling in forty holes (hole numbers DDH18-267 to DDH18-306). The Company plans to release all analytical results when available. ALS Global in North Vancouver is the analytical provider.

Most of the drilling was conducted to collect data in support of advancing the project to the Pre-Feasibility stage and the Company believes we now have all the data we need. Engineering and metallurgical work is underway with a target of generating a Pre-Feasibility study by the end of 2019.

The 2018 work program included:

  Two exploration holes totaling 1,119.8 metres in the platinum-enriched Attic Zone.
  Thirteen metallurgical infill holes totaling 3,073.0 metres within the Horsetrail and Northwest zones of the Turnagain deposit.
  Twenty-three infill holes totaling 5,866.9 metres, sited between the Horsetrail and Northwest zones to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as inferred resources to indicated resources.
  Two exploration holes totaling 775.1 metres in the MAG Zone roughly 5.6 kilometres northwest of Horsetrail deposit.

The Company is continuing to advance the project through ongoing:

  Consultation with the Tahltan First Nation and Kaska Dena communities.
  Environmental and archaeological studies, including the establishment of remote water and wildlife monitoring stations and the re-establishment of surface and groundwater monitoring programs.
  Metallurgical optimization and the Turnagain Mine project design engineering studies.

Engineering and metallurgical studies are underway with an objective of producing a Pre-Feasibility study by the end of 2019. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple "off-the-shelf" processing technology.

The Turnagain project had not been actively explored since 2011 due to low nickel prices and difficult financial conditions. The price of nickel had been improving, and during the third quarter of 2017, the Company completed equity financings allowing the Company to conduct an exploration program in the summer of 2018.

The Company relies on equity financings and marketable securities to fund its operations. From August 2017 to January 2018, the Company raised gross proceeds of $5,303,500 by issuing a total of 19,106,666 units.

On July 31, 2018, the Company closed the sale of a 2% Net Smelter Return (“NSR”) royalty on all future nickel and cobalt production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. (“Cobalt 27”) for US$1,000,000 in cash (received) and US$9,000,000 of Cobalt 27 common shares at a deemed equity price of $10.50 per share, for a total of 1,125,000 Cobalt 27 common shares (received). The Company paid a finders’ fee of US$600,000 to a third party.

The 1,125,000 Cobalt 27 common share are subject to the following trading restrictions: one-third of the Cobalt 27 common shares have a statutory hold period of 4 months; one-third have a hold period of 8 months; and one-third have a hold period of 12 months.

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company’s board of directors. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Turnagain Nickel-Cobalt Project

	Balance,	Change in	Balance,
	December 31,	period	September 30,
	2017	2018	2018
	$	$	$

Mineral property interests	179,500	-	179,500
Assays and testing	2,052,292	78,378	2,130,670
Claims renewal / staking	459,261	12,383	471,644
Drilling	12,488,967	1,799,687	14,288,654
Environmental studies	1,256,621	290,708	1,547,329
Exploration data management	917,422	30,289	947,711
First Nations	166,444	52,767	219,211
Geochemistry	111,066	-	111,066
Geological and engineering services	8,834,256	503,993	9,338,249
Geophysical services	743,515	58,128	801,643
Metallurgy	3,792,672	244,986	4,037,658
Petrographic work	43,957	-	43,957
Project management	106,015	-	106,015
Survey, mapping and camp	1,628,447	827,019	2,455,466
Transportation	2,604,549	225,391	2,829,940
Cost recovery	(56,480)	-	(56,480)
Property impairments	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,208,394)	-	(2,208,394)
Federal non-refundable mining tax credits, net
of valuation allowance	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	(1,777,377)	(1,777,377)
	1	2,346,352	2,346,353

During the nine months ended September 30, 2018, the Company commenced prep work for the 2018 summer drill program. Drilling commenced in July 2018. The 2018 field program was completed in October 2018.

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world’s largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts a NI 43-101 Mineral Resource containing:

The Mineral Resource estimates include Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resource has been prepared by AMC Mining Consultants (Canada) Ltd., December 2011

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

Results from Operations

During the nine months ended September 30, 2018

Other items – During the nine months ended September 30, 2018, the Company recorded income of $4,833,707 as compared to a loss of $191,419 for the comparative 2017 period. The income is from the sale of a 2% NSR on the Turnagain project, resulting in a gain of $10,555,203. The Company received shares of Cobalt 27 as part of the proceeds from the sale of the 2% NSR. Since the date of acquisition of the shares, the fair value of the shares decreased by $4,590,000. Excluding the gain on sale of the NSR and the unrealized loss on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $299,271 and $1,131,496 for the three and nine months ended September 30, 2018, respectively.

General and Administrative - During the nine months ended September 30, 2018 (“2018”), the Company incurred an adjusted loss(1) of $1,131,496 ($0.03 per share) compared to a loss of $191,419 ($0.01 per share) during the nine months ended September 30, 2017 (“2017”). The administrative expenses for 2018 were $1,163,312, up from $168,653 from 2017. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $6,968 (2017: $1,713) and $295,473 (2017: $33,724) in 2018, respectively. Excluding non-cash expenses, the 2018 administrative expenses were $860,871 up from $133,216 in 2017 due primarily to an increase in activities. Consulting fees were $122,618 (2017: $7,670), an increase of $114,948. Corporate communications and investor relations expenses in 2018 were $280,744 (2017: $10,129), an increase of $270,615. Legal, accounting and audit expenses in 2018 were $83,619 (2017: $8,265) an increase of $75,354. Management fees in 2018 were $135,413, up $110,013 from the $25,400 incurred in 2017. Office and general expenses in 2018 were $160,215 (2017: $81,589), an increase of $78,626. Travel and accommodation expenses were $78,262 compared to $163 in 2017. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2018 were approximately $96,000 per month compared to $15,000 per month in 2017. During 2018, the Company earned $31,816 from interest income compared to $853 for 2017. The increase in expenditures during 2018 was due to increased business activity after completion of financing activities from August 2017 to January 2018.

Exploration - During the nine months ended September 30, 2018, the Company incurred expenditures on exploration and evaluation assets of $4,123,729 including $1,799,687 on drilling, $503,993 on geological and engineering services and $827,019 on survey, mapping and camp relating to the Turnagain Project. The Company conducted a drill program in the summer of 2018 including 10,835 metres of drilling in 40 holes. Earlier in 2018, the Company was re-evaluating and updating the engineering on the project and planning a program of metallurgical and comminution test work.

Note:
       (1) Adjusted loss for the period is not a term recognized under IFRS.

Summary of Quarterly Results

The following is selected financial data from the Company’s unaudited quarterly financial statements for the last eight quarters ending with the most recently completed quarter, being September 30, 2018.

	Three Months Ended ($)
	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Total Revenues	-	-	-	-
Income (Loss)	5,665,932	(364,831)	(467,394)	(491,880)
Income (Loss) Per Share (basic)	0.13	(0.01)	(0.01)	(0.01)
Income (Loss) Per Share (diluted)	0.10	(0.01)	(0.01)	(0.01)
Increase in exploration and evaluation assets – British Columbia properties	1,505,386	512,959	328,007	-

	Three Months Ended ($)
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Total Revenues	-	-	-	-
Loss	(95,375)	(48,081)	(47,963)	(61,887)
Loss Per Share (basic and diluted)	(0.00)	(0.00)	(0.00)	(0.00)
Increase in exploration and evaluation assets – British Columbia properties	-	-	-	(1,273)

The income recorded during the quarter ended September 30, 2018 was due to the gain on sale of the NSR, offset by the unrealized loss on change in fair value of marketable securities.

Financing Activities and Capital Expenditures

During the nine months ended September 30, 2018, the following equity financings were completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement. The January 5, 2018 private placement was the third and final tranche of a December 2017/January 2018 financing that had gross proceeds $2,414,000 through the issuance of an aggregate of 4,023,333 units.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date.

The Company also received $121,750 from the exercise of 1,525,000 warrants.

On July 31, 2018, the Company closed the sale of a 2% NSR royalty on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 for US$1,000,000 in cash (received) and US$9,000,000 of Cobalt 27 common shares at a deemed equity price of $10.50 per share, for a total of 1,125,000 Cobalt 27 common shares (received). The Company paid a finders’ fee of US$600,000 to a third party.

Liquidity and Capital Resources

At September 30, 2018, the Company had working capital of $7,641,445 compared to working capital of $4,313,682 as at December 31, 2017. Accounts payable and accrued liabilities at September 30, 2018 were $482,146. As of September 30, 2018, the Company has sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project.

In July 2018, the Company closed the sale of a 2% NSR to Cobalt 27 for cash proceeds of US$1,000,000 and 1,125,000 Cobalt 27 common shares (valued at $6.60 as at August 22, 2018). The sale of the 2% NSR has provided the Company with additional working capital to continue exploration on the Turnagain project.

The Company’s working capital is primarily comprised of the Cobalt 27 common shares. The common shares are subject to statutory hold periods with one-third becoming free trading on November 28, 2018, one-third on March 28, 2019 and one third on July 28, 2018. Cobalt 27 trades on the TSX Venture Exchange under the trading symbol “KBLT”.

Transactions with Related Parties

	Three months ended		Nine months ended
	September 30, 2018		September 30, 2018
	2018	2017	2018	2017
	$	$	$	$
Accounting fees(1)	7,926	-	21,016	-
Interest expense(2)	-	550	-	550
Management fees(3)	37,500	8,800	129,224	14,800
Stock-based compensation	4,898	1,675	159,053	9,914
	50,324	11,025	309,293	25,264
(1)	Fees paid to Malaspina Consultants Inc., a company that employs Matt Anderson, CFO.
(2)	Interest paid to a company controlled by Mark Jarvis, CEO, as a result of a short-term loan.
(3)	Fees paid to Mark Jarvis, CEO and Director, Brian Fiddler, former CFO and Leslie Young, corporate secretary.

There was $1,786 owing to related parties at September 30, 2018 (December 31, 2017 - $nil).

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the nine months ended September 30, 2018 amounted to $114,996 (2017 - $14,800) for short-term benefits and $159,053 (2017 - $9,914) for stock-based compensation.

The Company is subleasing office space to a company with common directors. As at June 30, 2018, the Company had a receivable of $604.

Changes in Accounting Policies

Adoption of new accounting standards:

IFRS 9, Financial Instruments

This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and became effective for the Company on January 1, 2018. IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting. IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss. IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of this standard did not have a material measurement or disclosure impact on the Company’s financial statements.

Accounting standards issued but not yet effective:

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments and other Instruments

The Company classified the fair value of the financial instruments according to the following fair value hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1 – Values based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•

Level 2 – Values based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values based on prices or valuation techniques that are not based on observable market data.

The value of the marketable securities has been assessed based on the fair value hierarchy described above and is classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Discussions of risks associated with financial assets and liabilities are detailed below:

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

Credit risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and trading prices of marketable securities.

a)	Foreign exchange risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

c)	Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company is exposed to changes in the fair value of the Cobalt 27 common shares. At September 30, 2018, the Company had 1,125,000 Cobalt 27 common shares that trade on the TSX Venture Exchange under the trading symbol “KBLT”. At September 30, 2018, the value of the KBLT common shares was $6.42 per share or $7,222,500. A reasonable possible change in fair value of 10% would result in a change in the income (loss) for the period of $722,250.

Outstanding Share Data

As at September 30, 2018, the Company had 43,149,015 shares issued. The Company had 3,375,000 stock options outstanding with exercise prices ranging from $0.10 to $0.80, an average price of $0.36 and an average life of 3.62 years. In addition, 24,446,400 warrants were outstanding with an average exercise price of $0.20 and an average life of 2.21 years.

Summary of Share data at September 30, 2018
		Average
		Price	Life in Years
Issued shares	43,149,015
Options	3,375,000	$0.36	3.62
Warrants	24,446,400	$0.20	2.21
Fully Diluted	70,970,415

Summary of Share data at November 29, 2018
		Average
		Price	Life in Years
Issued shares	43,149,015
Options	3,960,000	$0.36	3.68
Warrants	24,050,400	$0.20	2.05
Fully Diluted	71,159,415

Disclosure Controls and Procedures

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the three and nine months ended September 30, 2018 and this accompanying MD&A (together, the “Interim Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Interim Filings on SEDAR at www.sedar.com.

Other Information

Additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.gigametals.com.